

March 13, 2012

<u>Via E-mail</u>
Garrison Smith
Associate General Counsel
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

>   **Re: Nuance Communications, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2011**
>   **Filed November 29, 2011**
>   **Form 8-K/A filed December 16, 2011**
>   **File No. 000-27038**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies, Judgments and Estimates</u>

<u>Goodwill, Intangible and Other Long-Lived Assets and Impairment Assessments, page 47</u>

1.   We note that as a result of your change in reportable segments during fiscal 2011, you now have seven reporting units, which you use to test goodwill for potential impairment. Please supplementally provide us with a description of each reporting unit and tell us how each reporting unit fits into your new operating segment structure.

Item 8. Financial Statements and Supplementary Data

Notes To Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 60

2.   We note your disclosure that set-up fees from arrangements containing hosting services are deferred and recognized ratably over the longer of the contract lives or the expected lives of the customer relationships. Please tell us whether you consider the set up services to have stand alone value and to be a separate unit of accounting pursuant to ASC 605-25-25-5 and your basis for this conclusion. To the extent you consider these services to have stand alone value, please clarify why the set up fees are deferred and recognized over the longer of the contract life or the expected life of the customer relationship. Further, please tell us how you have determined the amount of arrangement consideration to allocate to the set up fees and hosting fees under these arrangements.

Accounting for Collaboration Agreements

Healthcare Collaboration Agreement, page 66

3.   Please tell us if you recorded a liability related to your buy-out obligation as of September 30, 2011, and the factors you considered in determining the amount of the liability. As part of your response, tell us if you are obligated to repay any of the funds provided by the other party regardless of the outcome of the research and development, or whether the other party is due a minimum return on cash flows provided regardless of the outcome of the research and development, and how you considered the provisions of ASC 730-20-25. If you are not contractually obligated to make such payments, tell us how you considered the probability that you will make these payments anyway, also taking into account your customer relationship with this party.

Form 8-K/A Filed December 16, 2011

Exhibit 99.3

4.   Please explain further adjustment (C5) to your pro forma combined statements of operations. In your response, please provide a breakdown of the $25 million contingent consideration payable to the former shareholders of Swype between the portion that is attributable to future employment and the portion that is subject to certain other conditions. Also, describe further the other conditions and tell us whether you considered including a discussion regarding the nature of such conditions in your Form 10-Q disclosures pursuant to ASC 805-20-50-d(ii).   In addition, please provide the calculations

that support the $5.2 million pro forma adjustments tell us how you determined that this adjustment meets the criteria of Article 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief